December 17, 2018

Nick Swenson
Chief Executive Officer
Air T, Inc.
5930 Balsom Ridge Road
Denver, NC 28037

       Re: Air T, Inc.
           Air T Funding
           Registration Statement on Form S-1
           Filed November 20, 2018
           File No. 333-228485

Dear Mr. Swenson:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

General

1. You state on page 9 that warrants to purchase an aggregate of 680,000 Capital Securities are outstanding as of the date of the prospectus. It also appears based on Exhibit 4.10 that the warrants are exercisable within one year. Please provide your analysis of how the offering as structured is consistent with Section 5, given that it appears that the filing of this registration statement is converting the private offering of warrants into a public offering of warrants and the immediately exercisable underlying security. For guidance, refer to Securities Act Sections Compliance and Disclosure Interpretation 239.15.
2. We also note that you are registering the offering of 2,000,000 shares of Capital
       Securities, but there are only 680,000 warrants, each of which entitles the holder to
 Nick Swenson
Air T, Inc.
December 17, 2018
Page 2
      purchase one Capital Security, currently outstanding. Please explain the basis for including in this registration statement the offering of more than 680,000 shares of Capital
      Securities.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217 or Justin
Dobbie, Legal Branch Chief, at (202) 551-3469 with any questions you may have.



                                                            Sincerely,
FirstName LastNameNick Swenson
                                                            Division of
Corporation Finance
Comapany NameAir T, Inc.
                                                            Office of
Transportation and Leisure
December 17, 2018 Page 2
cc:       Martin R. Rosenbaum
FirstName LastName